SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the 16th of May, 2003

Twin Mining Corporation

(Translation of Registrant’s Name Into English)

1250 – 155 University Ave., Toronto, Ontario, M5H 3B7

 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

            Form 20-F__✓__                            Form 40-F ________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

          Yes ______                              No___✓_____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

GENERAL INSTRUCTIONS

A.	Rule as to Use of Form 6-K. This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.
B.	Information and Documents Required to be Furnished.
Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securityholders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness: the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described. The information and documents furnished in this report shall not be deemed to be “filed” for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.	Preparation and Filing of Report.
This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D.	Translations of Papers and Documents Into English.
Reference is made to Rule 12b- 12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including Prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Twin Mining Corporation

(Registrant)

Date May 16, 2003

s. Hermann Derbuch

Chairman, President & CEO

Œ  Print the name and title of the signing officer under his signature

Press Release

Twin Mining more than doubles land position at Jackson Inlet and reports on 2002 program results

Toronto, Ontario (May 13, 2003) - Twin Mining Corporation (TWG-TSX) is pleased to report that the results of its till sampling program on its Jackson Inlet diamond property, Brodeur Peninsula, Baffin Island, have triggered the staking of an additional 119 claims, covering approximately 1,145 sq. km (283,049 acres), contiguous with its existing land holdings. With the addition of the new claims the Company’s total land position at Jackson Inlet has more than doubled in size and now covers 2,135 sq. km (527,487 acres).

The 2002 regional till sampling program over the main claim block recovered a total of 489 till samples, each weighing approximately 15 kg. The samples were collected at 400-meter intervals on lines spaced 2 to 4 km apart. Pyrope and eclogitic garnet, Mg-ilmenite and spinel (confirmed by SEM-EDX) were found in anomalous concentrations in numerous till samples within and external to 2002 land holdings suggesting the potential for kimberlite sources in addition to the drill-proven Freightrain and Cargo 1 pipes.

In particular, the discovery of a diamond in basal till (see drill results below) near the Cargo2 magnetic anomaly situated 30 km southeast of the Freightrain discovery strongly suggests the Cargo2 magnetic anomaly is related to potentially diamondiferous, sub-cropping kimberlite. Apparent ice movement in the area appears to be minimal. The new claims are contiguous to the southern boundary of claims covering Cargo2 and the main claim block (see claim map). They cover prospective ground adjacent to existing land holdings, particularly in the Cargo2 area. New ground acquisition is based on results of the analysis of diamond indicator mineral distribution patterns, as well as ground considered to be within a structural corridor thought to be prospective for kimberlite intrusions.

The Phase1 core drilling program for 2002 was designed to explore four targets; three potential kimberlite targets defined by magnetic anomalies and the Cargo1 pipe. To take advantage of weather conditions, the most distant targets, ANO-9, ANO-10 and Cargo2 were drilled first and Cargo1 pipe delineation drilling was performed at the end of the season. Testing of the remaining potential kimberlite targets on the property will continue during the 2003 exploration season.

Results from Phase1 exploration and drill testing suggests that there is excellent potential for the discovery of additional diamondiferous kimberlites other than Freightrain, where mini-bulk sampling has previously established recovered grades of up to 34 cpht and modeled total content grades of up to 50 cpht, and Cargo1.

Caustic fusion processing of bouldery overburden material from Cargo2 core, obtained immediately above bedrock in JI-CG2 -02 drill hole, produced a diamond. Reinterpretation of the ground and airborne magnetic signatures of Cargo2 established that drill holes tested the margins, rather than the core of the magnetic anomaly. Consequently the Cargo2 magnetic anomaly is a high priority potentially diamondiferous kimberlite target in the 2003 drilling program. Drilling on magnetic anomalies associated with targets ANO-9 and ANO-10 did not encounter kimberlite.

Caustic fusion analysis results from 1,018 kg of kimberlite core recovered from Cargo1 pipe in 2002 are tabulated below. Three holes with an aggregate total of 337 meters were drilled, of which 268.2 meters were in kimberlite. The holes tested a portion of the Cargo1 magnetic feature where kimberlite has been intersected in holes as much as 200 meters apart. Drilling to date has not intersected the margins of the kimberlite body and it remains open in all directions below surface.

The results were reviewed by AMEC E & C Services Limited (“AMEC”). The main conclusion from this review: The results are consistent with the ones previously reported from holes JI-CG1-01 and 02 (see press release July 10, 2002).

The planned 2003 program for the Jackson Inlet property will focus on preliminary testing of other anomalies identified from geophysical data as well as delineation drilling of the Freightrain kimberlite. AMEC considers this approach to be reasonable. In addition, AMEC recommended that any future sampling of the Cargo1 kimberlite should include the extraction of a 20 tonnes sample to investigate the potential for larger diamonds, as well as a preliminary estimation of diamond grades.

Rod Thomas, P.Geol., Twin Mining’s recently appointed Vice President of Exploration states: “These very encouraging results support the decision to initiate an intense exploration effort in this emerging kimberlite province discovered by Twin Mining in 2000. The Jackson Inlet project has produced significant exploration results within a comparatively short period of time. Diamonds in the Freightrain kimberlite are of sufficient quantity and quality to approach or exceed ore -grade kimberlite in many locations of the world. Consequently, a concerted effort to locate additional kimberlite pipes in the area is clearly warranted. From an exploration perspective, the presence of the diamondiferous Freightrain kimberlite with gem quality stones up to 1.557 carat and supportive kimberlite indicator mineral chemistry are key ingredients for a successful diamond exploration program. This is complemented by a large land position and the existence of and potential for additional kimberlite targets. This project has excellent discovery potential.”

Twin Mining is a founding member of the Eastern Arctic diamond play. In addition to Twin Mining’s Jackson Inlet property the existing land holdings of Kennecott and De Beers on northern Baffin Island and the recent diamond discoveries immediately to the south on the Melville Peninsula attest to the exploration significance and diamond potential of the Eastern Arctic kimberlite province.

Mr. John Lindsay, P.Eng., AMEC's Principal Metallurgist, is Twin Mining's "Qualified Person" for diamond size distribution analysis, and Dallas Davis, P.Eng., is Twin Mining's "Qualified Person" for the field component of the 2002 drilling program, as defined by National Instrument 43-101.

Twin Mining, in addition to exploring the Jackson Inlet diamond project on Baffin Island and the TORNGAT diamond project on the east side of Ungava Bay in northern Québec, is also developing the Atlanta Gold Project in Idaho, United States of America.

FOR FURTHER INFORMATION CONTACT	TEL:	(416) 777-0013
HERMANN DERBUCH, P E NG.	FAX:	(416) 777-0014
CHAIRMAN, PRESIDENT & CEO
EMAIL:“info@twinmining.com”